

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via Email</u>
Mr. Peter Wang
President
Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

Re: **Zhongchai Machinery, Inc.**
         Amendment No. 3 to
         Schedule 13E-3
         Filed June 21, 2011
         File No. 005-81227
         Second Revised Schedule 14A Preliminary Proxy Statement
         Filed June 21, 2011
         File No. 000-31091

Dear Mr. Wang:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Max A. Webb

                                        Max A. Webb
                                        Assistant Director

cc: Andrew D. Hudders, Esq.